PART I: REMUNERATION AT A GLANCE

Our Remuneration Policy

Our Remuneration Policy supports the implementation of Sasol's strategy as this translates into the key priority areas. A culture that is high-performing, sustainable, and values-driven continues to be a primary goal. The design of the policy aims to balance the requirements for cost containment, risk management, and value creation for stakeholders through the design of appropriate, market-aligned rewards.

In FY24, changes made included the:

- reduction from 35% to 30% of the long-term incentives in the form of restricted share awards with a five-year vesting period to Executive Directors and Prescribed Officers;
- revision of targets applicable to short-term and long-term incentive awards to align with key priorities for our next financial year(s);
- application of the fatality penalty in the short-term incentive plan to all employees globally and not only to the Group executive and the employees in the business unit where the fatality occurred; and
- the approval and implementation of the 2023 Executive Compensation Recovery Policy relating to the Securities and Exchange Commission Executive Recovery provisions for erroneously awarded incentive-based compensation (Section 10D of the Securities Exchange Act of 1934 and the updated NYSE listings requirements).

The Committee has for some time been tracking vertical and horizontal pay gaps across race and gender groups. We have done so in all locations where we employ more than 250 employees to ensure that our remuneration processes are free from systemic discrimination.

The disclosure of pay gaps, in alignment with the requirements of the Companies Amendment Act 2024, is included in this report.

Principles of our Remuneration Policy

- Reward is a cornerstone of our Employee Value Proposition (EmpVP) and is well integrated with the total employment offering.
- We strive to offer all employees a balanced mix of remuneration programmes benchmarked against the market median with actual distribution around the median based on performance, competence, and scarcity of skills.
- We are committed to fair, equitable and transparent remuneration practices supporting recognition of equal pay for work of equal value.
- Entry-level salaries are either determined by the Company, or negotiated through collective bargaining processes. These are higher than what is considered a living wage for each jurisdiction and is enhanced by benefits offered under our employee value proposition.
- The remuneration mix depends on the position in the organisational structure as well as market practices in the relevant geography.
- Executive remuneration has a strong link to shareholder interests, particularly through the design of variable pay structures.
- In setting incentive metrics, we consider value drivers which are mostly within management's control, particulary in the STI targets, ensuring financial performance which results in positive free cash flow and progress on our Environmental, Social, and Governance (ESG) metrics.
- Appropriate approval processes are in place to prevent conflicts of interest and to mitigate risks that may unintentionally result from our remuneration programmes.
- The Committee is empowered to intervene in situations where formulaic outcomes appear to be inappropriate, not aligned with business performance, and those circumstances have been unduly influenced by factors outside management's control.

OUR REMUNERATION PHILOSOPHY

To attract and motivate qualified, skilled, and engaged employees to work towards achieving the Group's strategic objectives in a values-driven manner and to responsibly and sustainably create stakeholder value.

We implement fair, equitable and responsible pay practices which are free from discrimination and substantiated through the principles set out in our Remuneration Policies.



PART I: REMUNERATION AT A GLANCE continued

Shareholder feedback

We are grateful for the constructive feedback from our shareholders on our Remuneration Policy and Remuneration Implementation Report, and their ongoing support.

Non-binding advisory votes in support of the Remuneration Policy and Remuneration Implementation Report

	REMUNERATION POLICY	IMPLEMENTATION REPORT
2023	84,67%	89,42%
2022	92,92%	94,89%
2021	86,90%	86,11%

In the event that at least 25% of the voting rights exercised are against the Remuneration Policy or Implementation Report at the annual general meeting (AGM) the Board invites dissenting shareholders to engage with Sasol after such AGM.

The Committee has taken note of the reduction in support of the Policy and the Implementation Report and has taken steps to obtain feedback from institutional advisors.

The revised operating model

In an effort to rediscover our 'One Sasol' identity, we have refined our operating model. The portfolios of the 'business of today and business of tomorrow', but to promote greater focus and accountability, as well as improved collaboration within the Group Executive Committee (GEC).

The Remuneration Committee "The Committee" has considered the remuneration implications of all role changes and appointments.

GEC Remuneration

The Remuneration Committee has considered remuneration adjustments where justified in terms of the revised portfolios and/or the appointments. Annual salary increases aligned with inflation were made effective 1 October 2023; promotional and market related adjustments were approved as appropriate.

Remuneration mix

For newly appointed GEC members, on appointment LTI awards were made subject to Sasol being in an open period at the time. The target STI and LTI awards were adjusted in accordance with the new role categories.

The following graph illustrates the threshold, target, and potential maximum earnings at stretch level in terms of the different parts of the pay mix approved by the Committee for members of the GEC. In addition, the outcome against the targets set for the year under review, is included. The quantum and mix between guaranteed and variable pay components were again evaluated as part of the benchmarking process. The Committee intends to review the short-term incentive formula in FY25, which may impact the pay mix, more specifically the maximum potential earnings.

Remuneration outcomes against target

Executive Management 2024 remuneration mix



Rm
CEO threshold
CEO actual (annualised)
CEO target
CEO max
100%
54%
25%
21%
27%
32%
41%
16%
42%
42%
CFO threshold
CFO actual (annualised)
CFO target
CFO max
100%
74%
26%
32%
29%
39%
19%
39%
42%
GEC threshold
GEC actual (annualised)
GEC target
GEC max
100%
73%
21%
6%
35%
26%
39%
22%
37%
41%
Annual TGP/Base Salary
STI
LTI

PART I: REMUNERATION AT A GLANCE continued

REMUNERATION POLICY SUMMARY

The following tables provide summarised information pertaining to the different pay components of our Remuneration Policy:

DESIGN PRINCIPLES

Fixed pay and benefits	• Attraction and retention of employees • Internal equity and external competitiveness • Recognition of experience, competence and performance • Benchmarked to location market median • Benefits include participation in retirement, risk insurance and health insurance plans. These enhance our employee value proposition and support our intent of being a responsible employer
Short-term incentives[1]	• Promote value creation including safe and sustainable performance • Alignment with Group and Business financial and non-financial priorities • Personal performance influences final outcome • Additional penalty for fatalities across the Group
Long-term incentives[1]	• Attraction and retention of senior employees and scarce and critical skills • Alignment with shareholders' long-term value creation • Competitive total reward package • Three-to-five-year vesting periods supporting retention efforts and longer-term decision-making • Minimum shareholding and post-cessation shareholding requirements for Executive Directors and Prescribed Officers promoting long-term decision making

ELIGIBILITY

Fixed pay	• All permanent and non-permanent employees
Short-term incentives[1]	• All permanent employees excluding Mining non-managerial underground employees participating in a production bonus plan
Long-term incentives[1]	• Executive and senior management, scarce and critical skills meeting eligibility criteria

FREQUENCY OF PAYMENT/SETTLEMENT

Fixed pay	• Monthly/bi-weekly (United States only) • Annual increase effective 1 July or 1 October
Short-term incentives[1]	• Annually in September if approved for payment
Long-term incentives[1]	• GEC LTI awards: – performance shares (70% of total award) – 50% after three years – 50% after an additional two years – restricted shares (30% of total award) – 100% after five years Dividend equivalents in LTIs are awarded based on the vesting percentage at the vesting date(s). For other participants, the vesting periods vary between three and five years.

MINIMUM SHAREHOLDING REQUIREMENT (MSR) % OF ANNUAL PENSIONABLE REMUNERATION AT TIME OF APPOINTMENT

- President and CEO: 300%
- Group Chief Financial Officer: 200%
- Other Executive Directors and Prescribed Officers: 100%
- Vested LTIs to be retained (after settlement of taxes), and not sold, until the MSR is met
- 18-month post-cessation shareholding requirements are in place

REMUNERATION OUTCOMES ❯ FY24

The following table provides a snapshot of the outcomes of pay decisions which were taken by the Committee:

PAY OUTCOMES ❯ FY24

Fixed pay	**Employees not included in collective bargaining units** • Annual salary increases granted were typically aligned with inflation (October 2023) SA: 6%; US: 3,6%, Germany: 4% **Employees covered by collective bargaining/co-determination agreements** • Increases in most jurisdictions are determined under multi-year agreements which either come to an end in FY24 or in FY25 SA: average 6,5%; US: 2,75%, Germany: 3,25% + €1 500; implementation dates vary according to agreements
Short-term incentives[1]	• STI calculated in terms of TGP/Base salary x target% x Group STI% x IPF%. The following percentage reflect the Group STI%: • GEC 38,81%% • Rest of participants between 42.81% and 48.81% depending on role category and entity in which employed
Long-term incentives[1]	• LTIs granted in FY22, subject to corporate performance targets (CPTs) will vest for the GEC at 83,64% in FY25 calculated over the performance period 1 July 2021 – 30 June 2024

[1] Malus and Clawback Policy and Executive Compensation Recovery Policy apply to all variable pay awards.



PART II: REMUNERATION COMMITTEE CHAIRMAN'S BACKGROUND STATEMENT



"The Committee takes seriously its responsibility to ensure that all employees are fairly and appropriately rewarded, balancing this with the need to deliver shareholder value."

Mpho Nkeli › Chairman of Remuneration Committee

KEY MESSAGES

- Alignment of reward outcomes with Company performance.
- Continuously improve the line of sight with the variable pay plan targets.
- We have a Zero Harm policy. The fatality penalty is now more broadly incorporated into our short-term incentive plan calculations.
- Vertical pay gaps for South Africa will be disclosed as required.
- We value stakeholder inclusivity and collaborate broadly.
- The appointment of the new GEC members strengthens our executive leadership and our ability to create value for our stakeholders.

Dear stakeholders

An overview

Every year when deciding rewards for our people, the Committee reviews the performance of the Group against various financial and non-financial targets which align with our key priorities, considering the context within which this was delivered and those factors that fall both within and outside management's control.

The Committee works to ensure that management delivers on the objectives set by our Board over the short and long term.

Engaging with shareholders

At our FY23 AGM in January 2024, support for the policy reduced to 84,67% compared to 92,92% in 2022. There was also a decline in shareholder support for the Remuneration Implementation Report, with 89,42% of votes in support of the non-binding advisory resolution, compared to 94,89% in 2022.

The outcomes against the two advisory votes still show that the vast majority of shareholders believe that our approach to remuneration and the interests of our shareholders are aligned.

However, as part of our approach to stakeholder inclusivity, and to obtain greater insights into reasons for not supporting the policy and the report, we again engaged with shareholders representing 40% of Sasol shares. We always appreciate the candid feedback which is duly considered by management and the Committee and helps shape our decisions.

Summarised thematic feedback where some shareholders do not agree with our policy, as well as the Committee's responses include:

Thematic feedback	Committee's responses
Improved alignment between the non-financial incentive plan targets and the strategic priorities	Management is currently reviewing Sasol's strategy in the lead up to the FY25 Capital Markets Day which will be considered in the FY26 target setting process.
Disclosure of actual pay gaps	The Committee approved the disclosure of pay gaps in this report.
The use of an actual free cash flow target as opposed to the free cash flow/turnover ratio is preferred	Free cash flow (FCF) is heavily influenced by macro economic factors outside of management's control. By using FCF as a ratio to turnover, to be improved steadily over the historic ratios, the impact of macros on these results, is neutralised and management is incentivised to convert turnover into cash.
The individual performance factor (IPF) range of 0%–150% used as a multiplier in the STI calculation, can result in a pay-out much better than the group's final STI result	We have held the view that the IPF range can result in a much lower or higher score; and as it has to balance out an average of 100% across a cohort of employees, it prevents overspending on the incentive pool which is created under the group scorecard. However, we will be reviewing this formula in FY25.
Corporate performance targets used in the LTI plan to be more stretched and focused on rewarding improved operational performance	For FY25, we reduced the weighting associated with the ROIC target, and introduced a net debt reduction target (through sustainably improved operational performance).

PART II: REMUNERATION COMMITTEE CHAIRMAN'S BACKGROUND STATEMENT continued

Thematic feedback	Committee's responses
The use of restricted shares not accepted by some	Sasol's LTI plan has been designed as a mechanism to attract and retain employees in senior management and more senior levels across the world, in addition to creating alignment with shareholders and rewarding executives for driving performance. Restricted shares used in combination with performance shares is standard practice in the US and increasingly common in other countries where we compete for talent. The cliff edge vesting period of five years for these shares, is more stringent than the typical cliff edge vesting period of three or annual vesting over a four year period. At the time when we introduced restricted shares, we reduced the target LTI award for the CEO from 200% of base salary/TGP to 150% and for the CFO from 150% of base salary/GP to 125% to compensate for the reduced risk associated with performance shares. Therefore, the Committee believes that on balance, the combination of restricted and performance shares meets the objectives to drive performance, align the interests of management and shareholders, be competitive across the globe and retain our key talent over a long period.

In general, we were pleased to hear that shareholders appreciated our regular engagements, detailed disclosures, balanced scorecard approach in the assessment of performance and the five year vesting period on a substantial portion of our long-term incentives combined with the implementation of the post-termination vesting holding requirements.

The year under review

Prioritising our people

In FY24 the Committee gave its priority attention to overall people initiatives, and to remuneration practices to both ensure the safety and wellbeing of Sasol's people and to developing and retaining the skills to deliver Future Sasol.

Among these was the simplification of programmes focused on improving safe behaviours and culture. We extended the application of the penalty in the STI plan for fatalities to all employees, rather than just the Group leadership and employees in the business in which a fatality occurred.

We acknowledge that the changes in leadership and the executive structure announced in the year – like with any transition at the top of an organisation – had the potential to cause uncertainty or excitement among employees. This required careful oversight, as well as renewed focus on ensuring an attractive employee value proposition, to mitigate retention risks.

Amid global cost-of-living increases, with the associated pressure on disposable income, and high rates of unemployment in South Africa, the Committee also concerned itself with the support programmes in place at Sasol to aid our employees from an emotional and financial wellbeing perspective.

We continued to monitor internal pay ratios. In addition to the analysis of vertical pay gaps, the Committee also reviews horizontal pay gaps on a race and gender segmented basis on data in South Africa, the USA, Germany and Italy. The analysis, consistent with prior years, shows that there is no evidence of systemic pay discrimination based on race or gender and that where there are pay gaps, these are mainly attributed to experience. Horizontal pay gaps for our South African employees are disclosed in this report.

The Group Executive Committee

In line with our new operating model, a number of changes to the GEC were announced in the year. Details are on page [illegible]. With every appointment and departure, the Committee deeply deliberates remuneration packages ensuring consistency, fairness and equity. Benchmark data is consulted and market adjustments which could result in significant increases to salaries, especially when executives are promoted to more senior roles, were approved by the Committee when considered appropriate.

Key Remuneration Outcomes

Fixed pay

In the year, global inflation trended lower, and increases awarded to Sasol employees were adjusted accordingly. For employees covered by collective bargaining agreements, the Committee approved increase budgets that were typically higher than inflation and, in all cases, the collective agreements ended within the approved budgets. We value our relationships with our labour partners and their role in promoting the interests of their members, our employees.



PART II: REMUNERATION COMMITTEE CHAIRMAN'S BACKGROUND STATEMENT continued

Results

Short-term incentives

In FY24 the reward outcomes based on the Group's STI plan were in line with Sasol's overall performance, with a total score for the GEC of 38,81% of the maximum opportunity of 150% on the Group STI scorecard.

Details are disclosed in the Remuneration Implementation Report.

In line with our policy, outcomes in excess of 100% in respect of our non-financial targets, were moderated down to 100% as the financial targets collectively, were not achieved which reduced the outcome by 10,21 percentage points.

The Remuneration Policy allows for the CEO to recommend a modification to the final scores on the STI scorecard based on a review of the extent to which a business unit or function has detracted or contributed to the Group performance. This range is between 80% and 120%. The Committee approved the CEO's recommendation of an 80% modifier. The same modifier was applied to the GEC STI score.

Following five tragic fatalities in the year, a 15% penalty was applied to the STI score for the GEC; additionally, all employees' STI scores had been reduced through the application of a penalty of between 5% and 13% which was dependent on seniority, and the business unit where they are employed.

Individual performance was assessed against a balanced scorecard, in the range of 0-150%, which is a final multiplier in the STI calculation. For members of the GEC, the individual performance factors (IPFs) approved on the basis of their individual performance agreements were in the range of 90% and 110%.

The Committee believes that these STI outcomes which for the GEC, after all modifiers, reduced the outcome by 38%, are a fair representation of the results achieved. While significantly below target, we still wanted to give recognition to our employees for performance outcomes achieved.

Long-term incentives

For LTI participants, subject to service criteria also being met, LTIs granted in FY22 will vest in FY25 at 83,64% to the GEC.

One of the metrics in the FY22 LTI performance targets was Sasol's inclusion in the Dow Jones Sustainability Index (DJSI). Top-ranking businesses from a range of industries are acknowledged as leaders in their respective sectors and are listed in the DJSI based on their total sustainability performance. The November 2023 DJSI score was 67, a substantial improvement in our Sasol's DJSI ratings compared to prior years and also saw Sasol being included in the 2024 S & P Global Sustainability Yearbook. Inclusion in the Yearbook bears testament to the Company's commitment to sustainability, and the transparent communication of our progress.

MSR

To incentivise performance that is aligned to shareholders' interests, Sasol has in-service Minimum Shareholding Requirements (MSRs) for Executive Directors and Prescribed Officers, as well as an 18-month post-termination MSR for members of the GEC. Good progress continued to be made in this regard in the year for GEC members who have been in their portfolios for a few years. Messrs Kahla, Griffith and Ms Mokoena met their MSR targets during the course of the year. Similar MSR targets were set for the newly appointed GEC members and will be closely monitored.

Board fees

As approved at the 2023 AGM, fees for non-Executive Directors (NEDs) were adjusted in line with US inflation in January 2024.

Independent Advisor

Mr David Tuch, Managing Director at Alvarez & Marsal Taxand UK LLP (A&M), continued to act as an Independent External Advisor to the Committee in FY24. A&M provided information on global reward trends as well as market insights into discussions on executive reward matters. The Committee is satisfied with A&M's independence.

Looking forward

As the current STI design relates to a lesser extent to employees from first level supervisor to more operational roles, the Committee approved the introduction of a pilot incentive plan for the four lowest levels in our organisation. This two-tier approach will be piloted in South Africa in FY25 and will replace between 40% and 70% of the target incentive that previously would have been earned under the Group scorecard. The balance of the target incentive will still be linked to performance against the targets included in the Group scorecard.

The design is simple, easier to track and communicate but will still only be made available for payment after the end of the financial year.

Under the leadership of a new President and CEO, Sasol is embarking on a journey to evaluate the current strategy to be presented at the FY25 Capital Markets Day. The Committee extensively debated the incentive targets for FY25, considering that the strategy is under review, but ensuring a continuous focus on the most important key priorities of ensuring safe sustainable operations, managing costs, delivering free cash flow, reducing the net US$ debt and continued focus on reducing our carbon footprint. The STI scorecard has fewer metrics to ensure the right focus. We want to ensure that these targets drive focused delivery against realistic targets set in the context of our current environment, and contribute to an attractive employee value proposition enabling the attracting and retention of the employees we need to be successful.

For FY25 annual increases effective 1 October 2024, we have considered the Group's cash flow situation and approved annual increases of not more than 70% of CPI for employees outside of collective bargaining structures.

Appreciation

The voting outcomes at the latest AGM regarding remuneration at Sasol indicated that a substantial majority of our shareholders are satisfied with the work of the Committee. We do not take this endorsement for granted and remain committed to ensuring that Sasol's Remuneration Policy and the implementation thereof is fair and responsible; supports the delivery of the Group's strategy; addresses Material Matters; and creates and preserves value for our stakeholders.

On behalf of the Committee, I thank all Sasol's employees for their hard work and commitment in a volatile macro context. I would like to note Sasol's appreciation to shareholders for their continued constructive engagement and look forward to their endorsement of the resolutions on our Remuneration Policy and Remuneration Implementation Report at the 2024 AGM.

After seven years on the Board at Sasol, I will be stepping down on 31 August 2024 and will hand over the chairmanship of this Committee on 1 September 2024 to Tim Cumming, who joined the Board as a non-Executive director on 1 June 2024.

I would like to extend my personal thanks to all members of the Committee, to management, and to our shareholders, for their support over the years and wish them well in the period ahead. I know I leave you in good hands.



Mpho Nkeli
Chairman of Remuneration Committee
19 August 2024

PART III: SECTION A – EXECUTIVE REMUNERATION POLICY (INCLUDING NEDs)

Overview of remuneration elements

Here we provide a comprehensive report on Remuneration Policy elements applicable to our Executive Directors and Prescribed Officers:

REMUNERATION – SECTION A

	EXECUTIVE REMUNERATION		NEDs
Fixed Pay:	**Policy** Base salary or total guaranteed package (TGP) depending on location. TGP includes the base salary and the cost of all employer contributions to approved benefit funds. Broad pay bands are set with reference to location and sector median benchmarks that reflect the complexity, scope and scale of our business to ensure that we attract and retain the employees required to drive the Group's strategic objectives. The Committee approves the cost of annual increases after considering market and economic data as well as affordability. Individual increases are approved by the Committee or the Board considering the approved benchmarks, tenure and performance.	**Application** In jurisdictions outside of South Africa, Executive Directors and Prescribed Officers receive a base salary; in South Africa, they receive a TGP. Salaries are paid monthly to all employees except for those in the United States who receive bi-weekly payments. German employees receive a thirteenth cheque. Employees who are promoted are considered for salary adjustments as justified. Market adjustments are considered for purposes of internal equity and external competitiveness. Annual salary increases are applicable effective 1 October.	NEDs are paid a fixed annual fee in respect of their Board membership and supplementary fees for Committee membership or Chairmanship. The annual fee is divided by four and a quarterly fee is paid at the end of every Board cycle regardless of the number of meetings held in that quarter. For NEDs not appointed for the full quarter, a pro rata calculation is made. VAT is excluded from approved fees and paid on top of as and when required.
Benefits and Allowances	Benefits include, but are not limited to, membership of a retirement plan, healthcare, and risk cover which in some cases are partly subsidised by the Company. • Informed by market practice, Executives can structure a car allowance from their TGP, receive a car allowance or a dedicated Company-owned vehicle may be provided. • A Company pool vehicle and chauffeur service is available. • Sasol-owned/leased accommodation may be utilised for business and private use. • Security risk assessments and provisions are available. • Additional benefits and allowances are offered to employees on expatriate assignments.	Benefits are offered for retirement, for reasons of sickness, disability, or death. Beneficiaries of employees who pass away while in service receive an additional insurance payout. The quantum depends on the retirement plan selected. Car allowances and Company cars are taxed in accordance with the relevant jurisdiction requirements. Private use of benefits are taxed accordingly.	NEDs are eligible to receive a reimbursement of actual travel expenses incurred per Board cycle.
VARIABLE PAY			
STI	**Policy** We apply a single STI structure based on a Group scorecard. The detailed targets in the Group scorecard are approved at the August Committee meeting for the new financial year, ensuring alignment with the strategic priorities. The Committee can exercise discretion to vary incentive outcomes as deemed appropriate considering the Group's performance. Targets, metrics and weightings are disclosed in the Implementation Report and reviewed annually. The Committee supports a ratio of 70% towards financial targets and 30% towards non-financial targets, as appropriate to support our integrated strategy. If financial targets are not achieved, the outcome against non-financial targets in excess of 100% is moderated back to 100%. Target incentive percentages are aligned with the market median. The Group Scorecard is designed to evaluate outcomes in terms of the threshold (0%); target (100%) and stretch (150%). Where appropriate, a straight-line between these points determines the required performance levels for progressive outcomes. The Malus and Clawback Policy as well as the Sasol Executive Compensation Recovery Policy (SEC s10(d)) is applicable in respect of variable pay. IR STI performance outcomes for FY24 are set out on page .	**Application** Every quarter, the Committee reviews year-to-date performance against the Group STI. Individual scorecards, which are based on well-defined objectives, cover specific projects or strategic focus areas which are not included in the Group STI scorecard. The fatality penalty of three percentage points per fatality is deducted from the final STI percentage to a maximum of 20%. Individual performance is assessed against strategic priorities which are cascaded from the group strategy, and is assessed on a scale of 0%–150%. An average IPF across the GEC and GEC1 cohorts, may only exceed 100% if approved by the Committee. The Committee approves the final Group STI outcomes in the August meeting after the end of the financial year, also considering affordability and overall organisational performance. The Committee applies their discretion in terms of the final score. Approved pay-outs are processed with the September salary. The absolute maximum of pay-outs is calculated at TGP/Base salary x Target% x Group Score (0–150%) x IPF (0–150%). This formulae will be reviewed by the Committee in FY25.	NEDs are not eligible to participate in the STI Plan.

PART III: SECTION A – EXECUTIVE REMUNERATION POLICY (INCLUDING NEDs) continued

REMUNERATION – SECTION A continued

	EXECUTIVE REMUNERATION		NEDS
LTI	**Policy** Equity- or cash-settled awards are granted annually, on appointment and/or upon promotion, where the underlying value is tied to the market value of a Sasol ordinary share for Southern African participants or an American Depository Receipt (ADR) for international participants, subject to vesting conditions. Annual awards are made with reference to a percentage of fixed pay, the employee's performance over the preceding year, and the organisation's requirement for skills retention. Vesting of awards is subject to the achievement of Corporate Performance Targets (CPTs) and/or service criteria. A split vesting period of three and five years applies to performance shares. The balance of the annual award is granted in the form of restricted shares with a cliff vesting period of five years.	**Application** LTIs form an important part of our reward mix. Target awards as well as the annual corporate performance targets are reviewed annually to ensure ongoing market competitiveness as well as alignment to strategic priorities over the medium to long term. The maximum pay-out under LTIs is calculated at: No. of LTIs x CPT% (0%–200%) x share price at the time of vesting. The Committee considers the potential impact of windfall gains/ windfall losses at the vesting date. Employees leaving Sasol's service for reasons of dismissal, resignation or mutually agreed separation will forfeit outstanding LTI awards. Good leavers, referring to service termination for reasons of retirement, retrenchment, ill-health retain outstanding awards but vesting conditions remain in place.	NEDs are not eligible to participate in the LTI Plan.
MSR	**Policy** The use of restricted shares supports the achievement of MSRs as well as improved alignment with shareholders' interests over the long term. Targets, metrics and weightings are disclosed in the Implementation Report and are reviewed annually for new awards.	**Application** MSRs are applicable to all Executive Directors and Prescribed Officers and are stated as a percentage of annual pensionable salary on the appointment date, or as reviewed thereafter: • President and CEO: 300% • Group Chief Financial Officer: 200% • Other Executive Directors and Prescribed Officers: 100% Participants may sell or retain the vested shares once vesting conditions and MSRs have been met. The MSRs are linked to post-cessation holding requirements for a period of 18 months post the service termination date.	

PART III: SECTION A – EXECUTIVE REMUNERATION POLICY (INCLUDING NEDs) continued

REMUNERATION – SECTION A continued

EXECUTIVE REMUNERATION

Clawback and Malus

The Clawback and Malus policy applies to all awards made under the short-term and long-term incentive plans (award), to employees in Senior and Executive management positions (participants). Company refers to the Sasol Group of Companies.

Clawback Policy

This policy refers to the recoupment, during a period of up to three years after the payment/settlement of an award, from a current or former recipient of the award.

Trigger events for the Clawback policy include:

- the discovery of a Material misstatement resulting in an adjustment to the Company's audited accounts;
- the discovery that any information or the assessment of any performance condition(s) used to determine an award was based on erroneous, inaccurate, or misleading information, and lead to a Material error in the calculation of an award;
- any act of or omission by the participant which has directly or indirectly contributed to any inaccuracy, error, or misleading information referred to in the paragraphs immediately above;
- the discovery of an event that occurred prior to award, vesting, or accrual that has led to the censure of the Company by a regulatory authority or has had a Materially detrimental impact on the reputation of the Company, which event was caused by or ought reasonably to have been prevented by the participant;
- the discovery of an event that occurred prior to award, vesting, or accrual that amounted to a Material failure of or error in risk management or financial management (which event was caused by or ought reasonably to have been prevented by the participant); and/or
- the discovery of conduct that occurred prior to award, vesting, or accrual which, in the reasonable opinion of the Committee, amounts to gross misconduct by the participant.

Malus Policy

This policy refers to the reduction and forfeiture in full or in part of an award before the relevant vesting date or accrual date.

The Committee may exercise its discretion to determine that an award is subject to Malus as a result of one or more of the following Trigger events, having been identified before the vesting or accrual of an award:

- the Company financial statements having been Materially restated (other than a restatement due to an appropriate change in accounting policy or to rectify a minor error);
- the discovery that any information or the assessment of any performance or other condition(s) used to determine an award was based on erroneous, inaccurate, or misleading information, and led to a Material error in the calculation of an award;
- the Company having suffered a Material downturn in its financial performance;
- the Company at any time suffered a Material failure or error in risk management or financial management, (which failure or error was caused by or ought reasonably to have been prevented by the participant);
- the Company having been censured by a regulatory authority, which censure was caused by or ought reasonably to have been prevented by the participant;
- the Company suffered Material harm to its good name and reputation, which harm was caused by or ought reasonably to have been prevented by the participant;
- the participant having deliberately misled the Company on the financial performance or position of the Company;
- the participant's actions having amounted to misconduct or poor work performance that did not result in a termination of employment; and/or
- any other matter which, in the reasonable opinion of the Committee, is required to be considered to comply with prevailing legal and/or regulatory requirements.

In addition, the Committee approved the Recovery of Erroneously Awarded Compensation Policy (Recovery Policy) which applies to Executive Directors and Prescribed Officers (Executive Officers). Where the Company is required to prepare a Restatement due to material noncompliance with any financial reporting requirements, the provisions of the Recovery Policy will govern the recovery of erroneously awarded compensation from Executive Officers. Where the provisions of the Recovery Policy are not triggered, the provisions of the Clawback and Malus Policy will apply.

The detailed policies are available on our website.

Employee Wellbeing

Employee wellbeing services and programmes are available to all employees, executives and NEDs.

PART III: SECTION A – EXECUTIVE REMUNERATION POLICY (INCLUDING NEDs) continued

Regulatory compliance

Our reporting complies with the:

- The Johannesburg Stock Exchange (JSE) Listings Requirements;
- Requirements of the United States Securities and Exchange Commission (SEC) for foreign private issuers;
- South African Companies Act and other relevant statutory requirements;
- Principles and recommended practices of King IV™.

Remuneration Committee Risk and Governance

Sasol conforms to all applicable statutes and remuneration governance codes in the different jurisdictions where it conducts business.

The Committee is appointed by the Board to assist in ensuring that the Group pays its employees in a fair, responsible, and transparent manner by putting in place affordable, competitive, and equitable reward systems that encourage the accomplishment of strategic goals and favourable results over the short, medium and long term.

www The Committee's Terms of Reference and the Group Remuneration Policy are available at www.sasol.com

Following careful evaluation of performance in relation to the pre-approved targets that were established for the performance period, all incentive pay-outs, and the vesting of performance LTIs are authorised. Salary increases are approved individually by the Committee for Prescribed Officers and by the Board for Executive Directors and the Company Secretary.

The President and CEO; EVP: Human Resources and Corporate Affairs; the Group CFO; the EVP: Commercial and Legal and SVP: Group Reward and Human Capital Solutions attend Committee meetings or parts thereof, by invitation. Members of management are recused from meetings when matters impacting their own remuneration are discussed. In all meetings, the Committee discusses and confirms all decisions taken without management present.

The Committee ensures effective risk management oversight in relation to material remuneration risks within its scope and will exercise its discretion within the Group's overall risk framework. The following processes mitigate against unintended outcomes and risks:

- The policy is transparent and made available to all stakeholders.
- All executive reward policy exceptions are approved by the Committee or the Board, as appropriate.
- Incentive plan design principles and targets as well as the reward mix are reviewed annually.
- The vesting of LTI Plans is subject to performance and/or time-based criteria and awards are never backdated.
- Executives do not approve their own benefits or remuneration and are recused from all discussions relating to their own remuneration.
- The maximum incentive awards, based on performance outcomes, are capped by a pre-approved formula.
- The Committee retains discretion to alter any reward outcome if this is considered to be in the best interests of the Company.
- MSRs and post-cessation shareholding requirements are implemented for Executive Directors and Prescribed Officers.
- A comprehensive Malus and Clawback Policy as well as an Executive Compensation Recovery Policy apply.
- The Committee considers reward-related risks on a quarterly basis which includes a five-year forecast reward heat map.



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The use and application of remuneration benchmarks

One of the Committee's key tasks is to preserve the relevance, integrity, and consistency of benchmarking. Management also consults survey reports from various large remuneration firms. In addition to survey data, we use benchmark data from the approved peer group to develop pay bands and incentive target percentages as well as for the comparison of employee benefits.

The peer group includes a balanced combination of companies that have a primary listing on the JSE Ltd and international chemicals and energy companies, and includes those with a broadly similar geographic footprint and/or product suite and/or size. For the calculation of the executive paylines in South Africa, Germany and the US, a cost-of-living factor between these countries and the countries where the data originates from, is applied.

The following peer group was used for purposes of Executive and NED remuneration benchmarking.

JSE primary listed companies	Chemicals companies	Energy companies
Anglo American Platinum	Albemarle Corp	Continental Resources
AngloGold Ashanti	Covestro AG	Devon Energy Corporation
Gold Fields	Eastman Chemicals Co	Hess Corporation
Impala Platinum Holdings	Evonik Industries AG	Imperial Oil
MTN Group	Lanxess AG	Origin Energy
Sibanye Stillwater	Solvay SA	Repsol

Effective 1 July 2021, the Committee considered and approved a separate peer group to be used for the relative total shareholder return (rTSR) measurement in our LTI awards. Some larger competitors (not included for benchmarking purposes) were also included. No changes were made to the peer group for FY24.

JSE primary listed companies	Chemicals companies	Energy companies
AECI	BASF	Continental Resources
Anglo American Platinum	Dow Chemicals	Devon Energy
AngloGold Ashanti	Eastman Chemicals Co	Hess Corporation
Glencore	Lanxess AG	Imperial Oil
MTN Group	Lyondell Basel	Origin Energy
Sibanye Stillwater	Solvay SA	Repsol

These peer groups will be reviewed in FY25. The Committee does not consider changes in the peer group as a material policy change.



Special retention awards and sign-on or buy-out awards

The Sign-on (Buy-Out) and Retention Policy may be used in the recruitment and retention of candidates as part compensation for variable pay awards forfeited with the previous employer due to the resignation, or for retention purposes.

Retention shares may be granted under the LTI Plan, as approved by the Committee or the Board.

In all cases, retention, buy-out or sign-on awards are subject to work-back periods. In cases where the work-back period is not completed, LTIs are forfeited, and cash awards must be repaid.

Executive service contracts

- Members of the GEC have permanent employment contracts with notice periods of three to six months.
- The contracts provide for salary and benefits as well as participation in incentive plans based on Group, Business and individual performance as approved by the Board.
- EVPs who are members of the South African Sasol Pension Fund are required to retire from the Group and as Directors from the Board at the age of 60, unless they are requested by the Board to extend their term.
- Perquisites offered to the members of the GEC are disclosed in the Remuneration Implementation Report.

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Termination arrangements applicable to Group Executive Committee (GEC)

Remuneration Policy component	Voluntary termination ie, resignation	Involuntary termination ie, retrenchment, redundancy, retirement or other reasons included under the definition of 'good leaver' as stipulated in the Sasol LTI Plan
Base salary	Payable up to the last day of service including the notice period either in exchange for service or in lieu of the notice period.	Payable up to the last day of service including a three-to-six-month notice period.
Health insurance	Benefit continues up to the last day of service.	Benefit continues up to the last day of service; SA employees who qualify for the post-retirement subsidy continue to receive the employer's contribution post-retirement.
Retirement and risk plans	Employer contributions are paid up to the last day of service. In most countries, the employee is entitled to the full value of the investment fund credit and any returns thereon; alternatively benefits under (now closed) Defined Benefit Funds in our European operations.	
Severance payments	Subject to Committee or Board approval, an *ex gratia* separation package may be agreed upon which shall not exceed a 12 month total package.	A severance package equal to three weeks' salary per completed year of service is offered which may be increased for voluntary retrenchments at the Committee's discretion.
STI	If the Executive resigns on or after 30 June there is an entitlement for consideration of the STI which may have been approved for the previous financial year, subject to the achievement of performance targets.	A pro rata incentive may be considered for the period in service during the financial year subject to the meeting of performance targets and only if approved for the rest of employees.
LTI	All unvested LTIs are forfeited.	All vesting conditions remain unchanged.

The Remuneration Committee, considering the interests of shareholders and the Company, retains the discretion to make decisions which align with the remuneration philosophy.

Chairman and NED remuneration

NEDs are appointed to the Sasol Limited Board based on their competencies as well as insight and experience appropriate to assist the Group in setting the long-term strategy, providing independent oversight in respect of performance against Group top priorities and holding Executives accountable to deliver business results over the short, medium and long term. Consequently, fees are set at levels to attract and retain the calibre of NEDs necessary to contribute to a highly effective board of a complex, multi-dimensional and multinational organisation.

NEDs do not receive STIs and do not participate in LTI Plans. No arrangement exists for compensation in respect of loss of office.

From a fairness and equality perspective, all NED fees are set in US$; however, for NEDs living outside of Europe, the UK, or North America, a downward cost-of-living factor is applied. The exchange rate to the NED's home country is fixed for a period of time to smooth out volatilities in the amounts processed quarterly.

Any fee adjustments for the NEDs are considered by the Board and recommended to shareholders for approval.